Exhibit 99.1

Q3 2013	Third Quarter Report
for the three and nine months ended December 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three and nine months ended December 31, 2012 and the Company’s audited consolidated financial statements, accompanying notes and MD&A and Annual Information Form for the fiscal year ended March 31, 2012. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART®”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2013, we mean our fiscal year ending March 31, 2013. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2012	0.9975	0.9930
Monthly Fiscal 2013
April	0.9879	0.9926
May	1.0329	1.0102
June	1.0181	1.0275
July	1.0029	1.0135
August	0.9857	0.9927
September	0.9832	0.9785
October	0.9990	0.9875
November	0.9936	0.9968
December	0.9949	0.9898
Monthly Fiscal 2012
April	0.9464	0.9578
May	0.9686	0.9679
June	0.9645	0.9773
July	0.9555	0.9558
August	0.9794	0.9824
September	1.0482	1.0030
October	0.9967	1.0191
November	1.0203	1.0257
December	1.0170	1.0241

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education, business and government markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the business and government markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these risk factors and assumptions include, but are not limited to, the following:

•	Competition in our industry

•	Reduced spending by our customers due to changes in spending policies or budget priorities for government funding

•	Our ability to successfully execute our strategy to grow in the business and government markets

•	Our ability to grow our sales in foreign markets

•	Our ability to enhance current products and develop and introduce new products

•	The development of the market for interactive learning and collaboration products

•	Possible changes in the demand for our products

•	Our ability to maintain sales in developed markets that are more saturated

•	The potential negative impact of product defects

•	Our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights

•	Third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us

•	Our ability to manage our business operations to create and sustain future growth effectively

•	Our ability to protect our brand

•	Our ability to obtain components and products from suppliers on a timely basis and on favorable terms

•	The reliability of component supply and product assembly and logistical services provided by third parties

•	Our ability to establish new relationships and to build on our existing relationships with our resellers and distributors

•	Our ability to manage risks inherent in foreign operations

•	The potential of increased costs related to future restructuring and related charges

•	Our ability to integrate the operations of the various businesses we acquire

•	The potential negative impact of system failures or cyber security attacks

•	Our ability to manage, defend and settle litigation

•	Our ability to manage cash flow, foreign exchange risk and working capital

Overview

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers an integrated solution of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

SMART’s collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other complementary hardware, accessories and services that enhance learning in a variety of ways. SMART’s collaborative solutions for business include a set of comprehensive business products that combine industry-leading interactive displays, powerful collaboration software and dispersed collaboration options.

We generate our revenue from the sale of these interactive technology products and integrated solutions, including hardware, software and services. Our global expansion has led to our products being used in more than 175 countries worldwide through our reseller and distributor network to the education, business and government markets. Although we do not sell to them directly, we consider these end users to be our customers. We estimate that approximately 85% of our annual sales are to customers in the education market and the other 15% to customers in the business and government markets.

Highlights

•

Revenue decreased by $113.6 million, or 19.0%, and our interactive display unit sales declined 11.1% in the first nine months of fiscal 2013 compared to the first nine months of fiscal 2012 largely due to education funding constraints in both North America and Europe, along with increased competition from other technologies.

•

Gross margin at 44.6% in the first nine months of fiscal 2013 was 1.7% lower than the same period last year due to the impact of absorbing fixed overhead costs over lower revenue, competitive pricing in certain international markets where we anticipate large future growth potential, inventory provisions related to our recent product line rationalization and a third quarter increase in our warranty provision for projectors.

•	We have undergone a number of significant restructuring and organizational changes during the nine months ended December 31, 2012.

•

In December 2012, we announced a restructuring plan that will increase focus on our target markets and streamline our corporate support functions. As part of the restructuring, we will reduce our workforce by approximately 25%. We incurred $15.1 million in restructuring costs in the third quarter of fiscal 2013 primarily related to employee termination and associated outplacement costs.

•

In August 2012, we announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan included a worldwide reduction in workforce of approximately 70 employees. We incurred approximately $2.0 million in employee termination and associated outplacement costs in the second quarter of fiscal 2013.

•

In December 2011, we recorded lease obligation costs of $8.1 million related to our fiscal 2012 restructuring activities based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term ending April 2017. In the second quarter of fiscal 2013, we recorded additional restructuring costs of $1.0 million as a result of a revised estimate of the future sublease rentals.

•

In the first and second quarters of fiscal 2013 we incurred consulting fees of approximately $4.5 million related to a comprehensive review of our corporate strategy and a review of our operational business processes. In addition, in the first quarter of fiscal 2013 we made organizational changes with respect to our most senior executive officers and began a reorganization of our North America sales and marketing functions, the total cost of which was approximately $3.3 million. These costs are included as part of selling, marketing and administration expense.

•	We performed our annual goodwill impairment test in the third quarter of fiscal 2013 which resulted in an impairment charge of $34.2 million.

•

In December 2012, we entered into a conditional purchase and sale agreement with the intent of executing a sale-leaseback of our global headquarters building located in Calgary, Canada. Assuming all conditions of the sale are met, we expect to close the transaction in the fourth quarter of fiscal 2013.

Results of Operations

The following table sets forth certain consolidated statements of operations data and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Consolidated Statements of Operations
Revenue	$138.9	$185.1	$484.2	$597.8
Cost of sales	80.1	105.6	268.1	321.0

Gross margin	58.8	79.5	216.1	276.8
Operating expenses
Selling, marketing and administration(1)	40.4	44.2	130.8	134.1
Research and development(1)	12.2	12.4	37.4	37.4
Depreciation and amortization	8.0	7.6	23.5	22.9
Restructuring costs	15.2	8.7	18.4	13.2
Impairment of goodwill	34.2	—	34.2	—

Operating (loss) income	(51.2)	6.6	(28.2)	69.2
Non-operating expenses
Other loss (income), net	0.1	(0.2)	0.3	(0.4)
Interest expense	3.2	2.9	9.8	11.1
Foreign exchange loss (gain)	2.0	(7.3)	—	14.1

(Loss) income before income taxes	(56.5)	11.2	(38.3)	44.4
Income tax (recovery) expense	(5.6)	0.5	(2.5)	10.5

Net (loss) income(1)	$(50.9)	$10.7	$(35.8)	$33.9

(Loss) earnings per share(1)
Basic	$(0.42)	$0.09	$(0.30)	$0.27
Diluted	$(0.42)	$0.09	$(0.30)	$0.27
Weighted-average number of shares outstanding
Basic	120,921,683	122,032,587	121,091,450	123,150,160
Diluted	120,921,683	122,692,587	121,091,450	123,810,160
Period end number of shares outstanding	120,921,683	121,445,305	120,921,683	121,445,305

Selected Data
Revenue by geographic location
North America	$84.6	$103.8	$305.7	$397.0
Europe, Middle East and Africa	45.2	60.8	139.6	145.3
Rest of World	9.1	20.5	38.9	55.5

	$138.9	$185.1	$484.2	$597.8

Revenue change(2)	(25.0)%	2.3%	(19.0)%	(4.0)%
As a percent of revenue
Gross margin	42.3%	42.9%	44.6%	46.3%
Selling, marketing and administration(1)	29.1%	23.9%	27.0%	22.4%
Research and development(1)	8.8%	6.7%	7.7%	6.3%

Adjusted EBITDA(3)	$5.8	$29.1	$57.6	$125.8
Adjusted EBITDA as a percent of revenue(3)(4)	4.2%	15.5%	11.8%	20.8%

Adjusted Net (Loss) Income(5)	$(2.3)	$16.7	$23.3	$75.7
Adjusted Net (Loss) Income per share(5)(6)
Basic	$(0.02)	$0.14	$0.19	$0.61
Diluted	$(0.02)	$0.14	$0.19	$0.61

Total number of interactive displays sold(7)	71,938	100,898	278,490	313,385
Average selling price of interactive displays sold(8)	$1,535	$1,400	$1,373	$1,453

Total assets	$487.1	$529.9	$487.1	$529.9
Total long-term liabilities	$391.0	$393.7	$391.0	$393.7

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.

(2)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(3)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net (loss) income in the next section and is not a substitute for the GAAP equivalent.
(4)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.

(5)	Adjusted Net (Loss) Income is a non-GAAP measure that is described and reconciled to net (loss) income in the next section and is not a substitute for the GAAP equivalent.
(6)	Adjusted Net (Loss) Income per share is calculated by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.
(7)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise™ interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers.

(8)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net (loss) income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill and other income. We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation, costs of restructuring, impairment of goodwill, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net (Loss) Income are non-GAAP measures and should not be considered as an alternative to net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net (Loss) Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net (Loss) Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net (Loss) Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net (Loss) Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net (Loss) Income as supplemental measures to evaluate the overall operating performance of companies.

The following table sets forth the reconciliation of net (loss) income to Adjusted EBITDA in millions of dollars.

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Adjusted EBITDA
Net (loss) income(1)	$(50.9)	$10.7	$(35.8)	$33.9
Income tax expense	(5.6)	0.5	(2.5)	10.5
Depreciation in cost of sales	0.8	1.0	2.8	2.8
Depreciation and amortization	8.0	7.6	23.5	22.9
Interest expense	3.2	2.9	9.8	11.1
Foreign exchange loss (gain)	2.0	(7.3)	—	14.1
Change in deferred revenue(2)	(1.2)	2.9	3.9	8.3
Stock-based compensation(1)	—	2.0	2.8	8.0
Costs of restructuring(3)	15.2	9.0	18.6	14.6
Impairment of goodwill	34.2	—	34.2	—
Other loss (income), net	0.1	(0.2)	0.3	(0.4)

Adjusted EBITDA	$5.8	$29.1	$57.6	$125.8

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.

(2)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $8.6 million and $11.6 million in the three months ended December 31, 2012 and 2011, respectively, and we deferred revenue of $32.1 million and $33.5 million in the nine months ended December 31, 2012 and 2011, respectively.

(3)

Includes costs of $15.2 million and $18.4 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and nine months ended December 31, 2012 ($8.7 million and $13.2 million for the three and nine months ended December 31, 2011) and nil and $0.2 million in inventory write-offs recorded in cost of sales for the three and nine months ended December 31, 2012 ($0.3 million and $1.4 million for the three and nine months ended December 31, 2011).

The following table sets forth the reconciliation of net (loss) income to Adjusted Net (Loss) Income and basic and diluted earnings per share to Adjusted Net (Loss) Income per share in millions of dollars, except per share amounts.

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Adjusted Net (Loss) Income
Net (loss) income(1)	$(50.9)	$10.7	$(35.8)	$33.9
Adjustments to net (loss) income
Amortization of intangible assets	2.4	2.4	7.2	7.2
Foreign exchange loss (gain)	2.0	(7.3)	—	14.1
Change in deferred revenue(2)	(1.2)	2.9	3.9	8.3
Stock-based compensation(1)	—	2.0	2.8	8.0
Costs of restructuring(3)	15.2	9.0	18.6	14.6
Impairment of goodwill	34.2	—	34.2	—

	52.6	9.0	66.7	52.2
Tax impact on adjustments(4)	4.0	3.0	7.6	10.4

Adjustments to net (loss) income, net of tax	48.6	6.0	59.1	41.8

Adjusted Net (Loss) Income	$(2.3)	$16.7	$23.3	$75.7

Adjusted Net (Loss) Income per share(1)
(Loss) earnings per share—basic	$(0.42)	$0.09	$(0.30)	$0.27
Adjustments to net (loss) income, net of tax, per share	0.40	0.05	0.49	0.34

Adjusted Net (Loss) Income per share—basic	$(0.02)	$0.14	$0.19	$0.61

(Loss) earnings per share—diluted	$(0.42)	$0.09	$(0.30)	$0.27
Adjustments to net (loss) income, net of tax, per share	0.40	0.05	0.49	0.34

Adjusted Net (Loss) Income per share—diluted	$(0.02)	$0.14	$0.19	$0.61

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.

(2)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(3)

Includes costs of $15.2 million and $18.4 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and nine months ended December 31, 2012 ($8.7 million and $13.2 million for the three and nine months ended December 31, 2011) and nil and $0.2 million in inventory write-offs recorded in cost of sales for the three and nine months ended December 31, 2012 ($0.3 million and $1.4 million for the three and nine months ended December 31, 2011).

(4)

Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average exchange rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations

Revenue

Revenue decreased by $46.2 million, or 25.0%, from $185.1 million in the third quarter of fiscal 2012 to $138.9 million in the third quarter of fiscal 2013, and decreased by $113.6 million, or 19.0%, from $597.8 million in the first nine months of fiscal 2012 to $484.2 million in the first nine months of fiscal 2013. Sales volumes for SMART’s interactive displays in the third quarter of fiscal 2013 were 71,938 units, a decrease of 28,960 units, or 28.7%, from 100,898 units in the third quarter of fiscal 2012, and in the first nine months of fiscal 2013 were 278,490 units, a decrease of 34,895 units, or 11.1%, from 313,385 units in the first nine months of fiscal 2012. We continue to face challenges in the North American education markets including funding constraints, higher product penetration levels and increasing competition for budget dollars between various classroom technologies, including tablets. In the third quarter of fiscal 2013 compared to the same prior year period, we have also seen revenue declines across our established international markets driven primarily by EMEA, reflecting the impact of austerity measures in that region. Changes in average selling price are driven by shifts in product mix between lower priced products in emerging markets and higher priced products in established markets. The increase in average selling price of $135 in the third quarter of fiscal 2013 compared to the same prior year period reflects a higher proportion of premium products sold. Revenue was negatively impacted by foreign exchange movements of approximately $0.9 million in the third quarter of fiscal 2013 compared to the prior year period and approximately $7.8 million in the first nine months of fiscal 2013 compared to the prior year period, primarily as a result of the strengthening of the U.S. dollar against the Euro.

Gross Margin

Gross margin decreased by $20.7 million from $79.5 million in the third quarter of fiscal 2012 to $58.8 million in the third quarter of fiscal 2013, and decreased by $60.7 million from $276.8 million in the first nine months of fiscal 2012 to $216.1 million in the first nine months of fiscal 2013. The gross margin percentage in the third quarter of fiscal 2013 was 42.3%, compared to 42.9% in the third quarter of fiscal 2012 and was 44.6% in the first nine months of fiscal 2013, compared to 46.3% in the first nine months of fiscal 2012. Lower revenue was the key driver of the absolute gross margin decline. Other factors contributing to the decline in gross margin percentage include the impacts of absorbing fixed costs over this lower revenue, more competitive pricing in certain markets where we anticipate large future growth potential and inventory provisions related to our recent product line rationalization. In the third quarter, we also recorded an increase in our warranty provision for projectors. These negative factors have been partly offset by the positive impact of our lower cost, localized manufacturing and other cost-down initiatives. Gross margin was also negatively impacted by approximately $0.8 million in the third quarter of fiscal 2013 compared to the same prior year period and $5.1 million in the first nine months of fiscal 2013 compared to the same prior year period, primarily as a result of the period-over-period strengthening of the U.S. dollar relative to the Euro, which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration

Selling, marketing and administration expenses decreased by $3.8 million, or 8.6%, from $44.2 million in the third quarter of fiscal 2012 to $40.4 million in the third quarter of fiscal 2013, and decreased by $3.3 million, or 2.5%, from $134.1 million in the first nine months of fiscal 2012 to $130.8 million in the first nine months of fiscal 2013. The decrease in the third quarter of fiscal 2013 compared to the same period last year was due to the impact of the fiscal 2013 December restructuring plan which resulted in a significant workforce reduction and reductions in discretionary spending. This decrease was partly offset by an increase in our bad debts expense related to a reseller that recently filed for bankruptcy. In the first nine months of fiscal 2013 compared to the same period last year, selling, marketing and administration decreased by $1.1 million after removing the negative foreign exchange impact of $2.2 million primarily related to the strengthening of the U.S. dollar against the Euro and Canadian dollar. Selling, marketing and administration expenses also include costs relating to consulting fees for the strategy and business process reviews and organizational changes of $4.5 million and $3.3 million in the first nine months of fiscal 2013, respectively. Excluding these costs, selling, marketing and administration expenses are significantly lower in the first nine months of fiscal 2013 compared to the same period last year reflecting our continued focus on managing our costs and improving overall operating efficiency including the initial impacts of our fiscal 2013 December restructuring plan.

Research and Development

Our research and development expenses decreased nominally by $0.2 million, or 1.6%, from $12.4 million in the third quarter of fiscal 2012 to $12.2 million in the third quarter of fiscal 2013 and were unchanged at $37.4 million in the first nine months of fiscal 2013 and fiscal 2012. In spite of much larger percentage declines in period-over-period revenues, research and development is a core focus and we continue to invest in product innovation for profitable growth segments including our business segment and the underpenetrated markets in education.

Depreciation and Amortization

Depreciation and amortization of property and equipment increased by $0.4 million from $5.2 million in the third quarter of fiscal 2012 to $5.6 million in the third quarter of fiscal 2013, and increased by $0.6 million from $15.7 million in the first nine months of fiscal 2012 to $16.3 million in the first nine months of fiscal 2013. Amortization of intangible assets was $2.4 million in the third quarter of fiscal 2013 and fiscal 2012 and was $7.2 million in the first nine months of fiscal 2013 and fiscal 2012.

Costs of Restructuring

(a)	Fiscal 2013 December restructuring

In December 2012, we announced a restructuring plan that will increase focus on our target markets and streamline our corporate support functions. As part of the restructuring, we will reduce our workforce by approximately 25%. The majority of this workforce reduction was completed by December 31, 2012. We accrued costs relating to workforce reductions which are expected to be completed in the fourth quarter of fiscal 2013. The rates used in determining this accrual are based on existing plans, historical experience and negotiated settlements. If the actual amounts differ from the Company’s estimates, the amount of the restructuring costs could be materially impacted. We are currently evaluating additional employee termination and associated outplacement costs and lease and other contract cancellation costs which we will incur and record in future periods. We incurred approximately $15.1 million in restructuring costs related to the fiscal 2013 December restructuring plan in the three months ended December 31, 2012 primarily related to employee termination and associated outplacement costs.

(b)	Fiscal 2013 August restructuring

In August 2012, the Company announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan included a worldwide reduction in workforce of approximately 70 employees. The Company incurred approximately $2.0 million in employee termination and associated outplacement costs in the three months ended September 30, 2012. Other costs recorded in cost of sales included $0.2 million in finished goods inventory write-offs in connection with the restructuring activities. The restructuring plan was completed in the second quarter of fiscal 2013 and no further material costs are expected to be incurred.

(c)	Fiscal 2012 August restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. During the nine months ended December 31, 2011 we incurred approximately $14.6 million related to this restructuring. These costs consisted of employee termination and associated outplacement costs of $3.7 million related to a reduction in workforce of approximately 225 employees, $1.4 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility as part of the transition to contract manufacturers and $1.4 million in labor and other costs related to the shutdown of the facility. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility and recorded lease obligation costs of $8.1 million based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term. In the second quarter of fiscal 2013, we recorded additional restructuring costs of $1.0 million as a result of a revised estimate of the future sublease rentals. We incurred approximately $0.1 million and $0.3 million in accretion expense related to the lease obligation in the three and nine months ended December 31, 2012, respectively.

Impairment of Goodwill

Goodwill is assessed annually for impairment during the third quarter or more frequently if events or changes in circumstances indicate that the asset may be impaired. During the nine months ended December 31, 2012, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. As a result, the second step of the goodwill impairment test was performed.

The estimated fair value of the Company was determined utilizing an income approach which was then corroborated with a market approach. Under the income approach, the Company calculates the fair value of its single reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used estimates the rate a market participant would expect and is calculated based on the weighted-average cost of capital adjusted for the relevant risk associated with company-specific characteristics and the uncertainty related to the Company’s ability to execute on the projected cash flows. Under the market approach, the Company’s market capitalization was used as a key input for the determination of the fair value of the Company. The Company believes that the market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. Consequently, the Company developed an estimate for the control premium that a marketplace participant might pay to acquire control of the business in an arms-length transaction.

The impairment loss was measured by estimating the implied fair value of the Company’s goodwill and comparing it with its carrying value. Using the Company’s fair value detailed above as the acquisition price in a hypothetical acquisition of the Company, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after assigning fair value to net assets, including working capital, property and equipment and both recognized and unrecognized intangible assets.

Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. Consequently, we recorded a goodwill impairment charge of $34.2 million and reported this amount as a separate line item in the consolidated statements of operations.

We considered as part of the impairment test the recoverable amount of our other long-lived assets and concluded that these assets were not impaired.

Non-Operating Expenses

Interest Expense

Interest expense increased nominally by $0.3 million, or 10.3%, from $2.9 million in the third quarter of fiscal 2012 to $3.2 million in the third quarter of fiscal 2013, and decreased by $1.3 million, or 11.7%, from $11.1 million in the first nine months of fiscal 2012 to $9.8 million in the first nine months of fiscal 2013. Interest expense decreased in the first nine months of fiscal 2013 compared to the same prior year period as a result of debt repayments made in the first two quarters of fiscal 2012.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) changed by $9.3 million, from a gain of $7.3 million in the third quarter of fiscal 2012 to a loss of $2.0 million in the third quarter of fiscal 2013, and changed by $14.1 million, from a loss of $14.1 million in the first nine months of fiscal 2012 to nil in the first nine months of fiscal 2013. This period-over-period change primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. From September 30, 2012 to December 31, 2012, the U.S dollar strengthened by 1.2% against the Canadian dollar from CDN$0.9832 to CDN$0.9949 compared to a weakening of the U.S dollar of 3.0% against the Canadian dollar for the same period last year. From March 31, 2012 to December 31, 2012, the U.S. dollar weakened by approximately 0.3% against the Canadian dollar from CDN$0.9975 to CDN$0.9949 compared to a strengthening of the U.S. dollar of 4.9% against the Canadian dollar for the same period last year.

Provision for Income Taxes

Income tax expense decreased by $6.1 million from income tax expense of $0.5 million in the third quarter of fiscal 2012 to income tax recovery of $5.6 million in the third quarter of fiscal 2013, and decreased by $13.0 million from income tax expense of $10.5 million in the first nine months of fiscal 2012 to income tax recovery of $2.5 million in the first nine months of fiscal 2013. The decrease in tax expense in both the third quarter and first nine months of fiscal 2013 compared to the same prior year periods was primarily due to the reduction in net income before the goodwill impairment and foreign exchange movements. The tax provision also includes investment tax credits recorded in the third quarter of fiscal 2013 and 2012 of $1.5 million and $1.4 million, respectively and includes investment tax credits recorded in the first nine months of fiscal 2013 and 2012 of $4.5 million and $7.7 million, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of external U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future.

Net (Loss) Income

Net (loss) income decreased by $61.6 million from net income of $10.7 million in the third quarter of fiscal 2012 to net loss of $50.9 million in the third quarter of fiscal 2013, and decreased by $69.7 million from net income of $33.9 million in the first nine months of fiscal 2012 to net loss of $35.8 million in the first nine months of fiscal 2013. The decrease in the third quarter of fiscal 2013 compared to the same period in fiscal 2012 was primarily due to the decrease in gross margin of $20.7 million, the increase in restructuring costs of $6.5 million, the goodwill impairment charge of $34.2 million and the increase in period-over-period foreign exchange losses offset by decreases in operating expenses and income tax expenses of $4.0 million and $6.1 million, respectively. The decrease in the first nine months of fiscal 2013 compared to the same period in fiscal 2012 was primarily due to the decrease in gross margin of $60.7 million, the increase in restructuring costs of $5.2 million and the goodwill impairment charge of $34.2 million offset by the impact of the volatility of the U.S. dollar relative to the Canadian dollar, which resulted in a $14.1 million decrease in period-over-period foreign exchange losses and decreases in operating expenses and income tax expenses of $3.3 million and $13.0 million, respectively.

Adjusted EBITDA

Adjusted EBITDA decreased by $23.3 million, or 80.1%, from $29.1 million in the third quarter of fiscal 2012 to $5.8 million in the third quarter of fiscal 2013, and decreased by $68.2 million, or 54.2%, from $125.8 million in the first nine months of fiscal 2012 to $57.6 million in the first nine months of fiscal 2013. The decrease in the third quarter and first nine months of fiscal 2013 compared to the same periods in fiscal 2012 was primarily due to the decrease in gross margin partially offset by the decrease in operating expenses.

Adjusted Net (Loss) Income

Adjusted Net (Loss) Income decreased by $19.0 million from net income of $16.7 million in the third quarter of fiscal 2012 to net loss of $2.3 million in the third quarter of fiscal 2013, and decreased by $52.4 million from net income of $75.7 million in the first nine months of fiscal 2012 to net income of $23.3 million in the first nine months of fiscal 2013. The decrease in Adjusted Net (Loss) Income in both the third quarter and first nine months of fiscal 2013 compared to the same prior year periods was primarily due to the decrease in revenue and gross margin partly offset by reduced income taxes.

Stock-Based Compensation

The Company has an Equity Incentive Plan which provides for the grant of options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to directors, officers, employees, consultants and service providers of the Company and its subsidiaries. During the first nine months of fiscal 2013, we granted 1,122,000 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $1.51 which vest over 48 months. The Company had a total of 3,361,043 options outstanding at December 31, 2012 with a weighted-average exercise price of $7.05. During the first nine months of fiscal 2013, we also issued 30,000 DSUs to independent directors and 2,483,000 time-based RSUs and 197,000 performance-based RSUs to executives and senior management of the Company.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated statements of operations, reconciliation of net (loss) income to Adjusted EBITDA and reconciliation to Adjusted Net (Loss) Income for each of the eight most recent quarters, including the quarter ended December 31, 2012. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2013			Fiscal Year 2012				Fiscal Year 2011
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Consolidated Statements of Operations
Revenue	$138.9	$170.8	$174.5	$148.0	$185.1	$210.3	$202.4	$167.3
Cost of sales	80.1	94.2	93.8	89.2	105.6	113.3	102.1	89.6

Gross margin	58.8	76.6	80.7	58.8	79.5	97.0	100.3	77.7
Operating expenses
Selling, marketing and administration(1)	40.4	42.3	48.1	46.7	44.2	43.2	46.7	52.4
Research and development(1)	12.2	12.0	13.2	12.7	12.4	12.0	13.0	14.6
Depreciation and amortization	8.0	7.9	7.6	7.9	7.6	7.7	7.6	7.9
Restructuring costs	15.2	3.1	0.1	0.2	8.7	4.5	—	—
Impairment of goodwill	34.2	—	—	—	—	—	—	—

Operating (loss) income	(51.2)	11.3	11.7	(8.7)	6.6	29.6	33.0	2.8
Non-operating expenses
Other loss (income), net	0.1	0.3	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)
Interest expense	3.2	3.4	3.2	3.5	2.9	4.1	4.1	4.8
Foreign exchange loss (gain)	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)	(13.6)

(Loss) income before income taxes	(56.5)	15.9	2.3	(6.5)	11.2	2.9	30.3	11.7
Income tax (recovery) expense	(5.6)	2.3	0.8	(3.6)	0.5	2.5	7.5	4.3

Net (loss) income(1)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8	$7.4

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.

	Fiscal Year 2013			Fiscal Year 2012				Fiscal Year 2011
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Adjusted EBITDA
Net (loss) income(1)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8	$7.4
Income tax (recovery) expense	(5.6)	2.3	0.8	(3.6)	0.5	2.5	7.5	4.3
Depreciation in cost of sales	0.8	1.0	1.0	1.0	1.0	0.9	0.9	0.9
Depreciation and amortization	8.0	7.9	7.6	7.9	7.6	7.7	7.6	7.9
Interest expense	3.2	3.4	3.2	3.5	2.9	4.1	4.1	4.8
Foreign exchange loss (gain)	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)	(13.6)
Change in deferred revenue(2)	(1.2)	2.2	2.9	0.3	2.9	3.4	2.0	1.5
Stock-based compensation(1)	—	1.0	1.8	1.2	2.0	2.3	3.7	3.3
Costs of restructuring(3)	15.2	3.3	0.1	—	9.0	5.6	—	—
Impairment of goodwill	34.2	—	—	—	—	—	—	—
Other loss (income), net	0.1	0.3	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)

Adjusted EBITDA(4)	$5.8	$26.7	$25.1	$1.7	$29.1	$49.5	$47.2	$16.4

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.

(2)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(3)

Includes costs of $15.2 million and $18.4 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and nine months ended December 31, 2012 ($8.7 million and $13.2 million for the three and nine months ended December 31, 2011) and nil and $0.2 million in inventory write-offs recorded in cost of sales for the three and nine months ended December 31, 2012 ($0.3 million and $1.4 million for the three and nine months ended December 31, 2011).

(4)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Fiscal Year 2013			Fiscal Year 2012				Fiscal Year 2011
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Adjusted Net (Loss) Income
Net (loss) income(1)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8	$7.4
Adjustments to net (loss) income
Amortization of intangible assets	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
Foreign exchange loss (gain)	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)	(13.6)
Change in deferred revenue(2)	(1.2)	2.2	2.9	0.3	2.9	3.4	2.0	1.5
Stock-based compensation(1)	—	1.0	1.8	1.2	2.0	2.3	3.7	3.3
Costs of restructuring(3)	15.2	3.3	0.1	—	9.0	5.6	—	—
Impairment of goodwill	34.2	—	—	—	—	—	—	—

	52.6	0.6	13.5	(1.7)	9.0	36.4	6.8	(6.4)
Tax impact on adjustments(4)	4.0	1.2	2.4	0.5	3.0	5.6	1.8	0.2

Adjustments to net (loss) income, net of tax	48.6	(0.6)	11.1	(2.2)	6.0	30.8	5.0	(6.6)

Adjusted Net (Loss) Income(5)	$(2.3)	$13.0	$12.6	$(5.1)	$16.7	$31.2	$27.8	$0.8

Adjusted Net (Loss) Income per share(1)
Weighted-average number of shares outstanding (000’s)
Basic	120,922	120,984	121,371	121,445	122,033	123,652	123,773	123,773
Diluted	120,922	123,858	124,274	121,445	122,693	124,331	124,452	123,773

(Loss) earnings per share—basic	$(0.42)	$0.11	$0.01	$(0.02)	$0.09	$0.00	$0.19	$0.06
Adjustments to net (loss) income, net of tax, per share	0.40	(0.00)	0.09	(0.02)	0.05	0.25	0.03	(0.05)

Adjusted Net (Loss) Income per share—basic	$(0.02)	$0.11	$0.10	$(0.04)	$0.14	$0.25	$0.22	$0.01

(Loss) earnings per share—diluted	$(0.42)	$0.11	$0.01	$(0.02)	$0.09	$0.00	$0.19	$0.06
Adjustments to net (loss) income, net of tax, per share	0.40	(0.00)	0.09	(0.02)	0.05	0.25	0.03	(0.05)

Adjusted Net (Loss) Income per share—diluted	$(0.02)	$0.11	$0.10	$(0.04)	$0.14	$0.25	$0.22	$0.01

Total number of interactive displays sold(6)	71,938	111,741	94,811	81,716	100,898	111,008	101,479	86,717
Average selling price of interactive displays sold(7)	$1,535	$1,234	$1,415	$1,322	$1,400	$1,430	$1,532	$1,432

(1)

In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 10 in the interim consolidated financial statements for the three and nine months ended December 31, 2012 and 2011 for further discussion of this change in accounting policy.

(2)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(3)

Includes costs of $15.2 million and $18.4 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and nine months ended December 31, 2012 ($8.7 million and $13.2 million for the three and nine months ended December 31, 2011) and nil and $0.2 million in inventory write-offs recorded in cost of sales for the three and nine months ended December 31, 2012 ($0.3 million and $1.4 million for the three and nine months ended December 31, 2011).

(4)

Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average exchange rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the external U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(5)	Adjusted Net (Loss) Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.
(6)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Liquidity and Capital Resources

As of December 31, 2012, we held cash and cash equivalents of $145.9 million. Our primary source of cash flow is generated from sales of interactive displays and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources provide sufficient liquidity to support our business operations for at least the next 12 months.

As of December 31, 2012, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 3.0%	$289.0 million

We have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0% and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of December 31, 2012.

All debt and credit facilities are denominated in U.S. dollars.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $28.3 million from $39.3 million in the first nine months of fiscal 2012 to $67.6 million in the first nine months of fiscal 2013. The increase was attributable to a net decrease in period-over-period non-cash working capital balances, partially offset by lower operating income. The decrease in non-cash working capital was primarily related to declining inventory and accounts receivable balances, partially offset by decreases in accounts payable and accrued and other current liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $2.6 million from $16.4 million in the first nine months of fiscal 2012 to $13.8 million in the first nine months of fiscal 2013 related to a decrease in capital expenditures in the first nine months of fiscal 2013 compared to the same period in the prior year.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $53.4 million from $56.8 million in the first nine months of fiscal 2012 to $3.4 million in the third quarter of fiscal 2013. The decrease was due to $45.0 million in debt repayments on the Second lien facility in the first nine months of fiscal 2012 and a $9.0 million decrease in repurchases of common shares in the first nine months of fiscal 2013 compared to the same period in the prior year.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of December 31, 2012.

	12 months ending December 31,
	2013	2014	2015	2016	2017	2018 and thereafter	Total
Operating leases	$6.2	$5.4	$5.2	$4.4	$2.2	$13.4	$36.8
Derivative contracts	1.8	0.5	—	—	—	—	2.3
Long-term debt repayments
Long-term debt	3.1	285.9	—	—	—	—	289.0
Future interest obligations on long-term debt	9.6	6.3	—	—	—	—	15.9
Purchase commitments	60.2	2.9	1.6	—	—	—	64.7

Total	$80.9	$301.0	$6.8	$4.4	$2.2	$13.4	$408.7

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments are for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at December 31, 2012. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Securities Class Actions

SMART Technologies Inc. Securities Litigation

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. After a series of motions, the court-appointed Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust, filed a consolidated amended class action complaint in the New York court in November 2011. A motion to dismiss the case was filed by the defendants on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. On August 21, 2012, the Court denied the Company’s motion to dismiss the amended claims. On January 11, 2013, the Court issued an order certifying a class defined as: “All persons or entities who purchased or otherwise acquired (and did not sell) SMART common stock in the United States prior to November 10, 2010, pursuant or traceable to the Offering Materials. With respect to claims brought under section 12(a)(2), the class is limited to U.S. purchasers of SMART stock in the July 14, 2010, initial public offering.” The case is now in the discovery phase of the process with trial currently scheduled for July 2013.

Tucci v. SMART Technologies Inc. et al.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Lefever/Runnels Action”). A second class proceeding was subsequently initiated by the same law firm with an Ontario-based representative plaintiff in May 2011 (the “Tucci Action”). The certification motion in the Tucci Action was heard on February 1, 2013. While the parties consented to certain terms of certification, including terms dismissing the Lefever/Runnels Action, the court heard arguments as to whether secondary market purchasers should be included in the class definition to be certified in the Tucci Action. On February 4, 2013, the court released its decision and certified a class limited to primary market purchasers of SMART shares during the IPO from underwriters domiciled in Canada. The court refused to certify the claims alleged on behalf of secondary market purchasers in the Tucci action.

Harper v. SMART Technologies Inc., et al.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. On September 28, 2012, the Court granted the plaintiff’s motion to remand the case to California state court, where it is now pending, and denied as moot the defendants’ motion to transfer. In November 2012, the defendants filed a motion to stay the Harper action pending resolution of SMART Technologies Inc. Securities Litigation in the Southern District of New York. That motion remains pending.

All of the claims in Canada and the United States are essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

The foregoing litigation proceedings are in their early stages. As a result, we are not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us with such proceedings (or any related proceedings).

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions”, we are involved in various other claims and litigation from time to time arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in our favor and we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters, we do not currently believe that the outcome of such other claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2012, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) in the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and inventory purchase commitments, warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management. As of December 31, 2012, except as noted below, there have been no material changes to any of the critical accounting policies as disclosed in the Company’s March 31, 2012 Annual Report.

Change in Accounting Policy

During the three months ended December 31, 2012, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively to July 2010, the date of the Company’s initial option grants. The Company believes that the graded method is more appropriate because it more accurately reflects the pattern of service provided by the employees. See Note 1 – Basis of presentation and significant accounting policies – Change in accounting policy in the notes to the consolidated financial statements for further discussion of this change in accounting policy.